March 15, 2006

Ms. Goldie Walker

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

RE:	French Peak Resources Inc.

Registration Statement on Form SB-2

Filed January 4, 2006

File No. 333-130858

Dear Ms. Walker:

We represent French Peak Resources Inc. (“French Peak”). We are in receipt of your letter dated January 13, 2006 regarding the above referenced filing and the following are our responses:

Management, page 20

1.

Please expand the business experience description of Mr. Waters to provide more details on the stage of operations, business operations, changes in business operations, business combinations engaged and name changes of the company with whom he is or was associates with during the last five years. If Mr. Waters was or is the control person of development stage entities which conducted reverse acquisitions, please explain why French Peak Resources is not a blank check company as that term is defined in Rule 419.

Answer:                    This section has been revised to expand the business experience description of Mr. Waters to provide more details on the stage of operations, business operations, changes in business operations, business combinations engaged and name changes of the company with whom he is or was associated with during the last five years.

Specifically, this section has been revised to disclose that Robert Waters was elected as a director and president of ASDAR Group in September 2000. ASDAR Group was incorporated in November 1983. At the time of his election as President of the Company, the company was pursing oil and gas mineral development. On March 4, 2002 Robert resigned as president and remained a director. On April 30, 2002 the company changed its name to Precise Life Sciences Ltd and attempted to purchase a 31.6% interest in a biotechnology company, ACGT Corporation. The transaction was not consummated and Robert was reappointed president in July 23, 2002. On February 18, 2003 the company changed its name to Iceberg Brands Corporation in a failed attempt to acquire Iceberg Drive-Inn, a quick service restaurant chain. On September 8, 2003 the company changed its name to Avalon Gold Corporation and pursued the development of Nevada mining claims. On November 30, 2004 Robert Waters resigned as President, Director and Chief Executive Officer.

On March 30, 2001, Robert Waters was elected to the Board of Directors and then was appointed Secretary and Chief Financial Officer of US OnLine.com, Inc. The company was incorporated on September 13, 1993. The company was involved in internet based businesses and then in oil and gas exploration with the ASDAR Group. In October 2003 the company changed its name to Golden Spirit Minerals Ltd to focus on gold exploration properties in Alaska. Robert Waters resigned as Secretary, Chief Financial Officer and Director in November 2004.

Please note that Mr. Waters was never in a control position with either of these entities since he never owned more than five (5%) percent of the outstanding shares of these companies. These companies retained Mr. Waters is his capacity as officer and directors for the purpose of assisting the company in raising funds, pursuing their effectuating plan and carry out a management role for the shareholders. The attempts by these entities to pursue other business operations was to provide some value to the shareholders during a difficult and prolong downturn in the natural resource businesses. Mr. Waters resigned both companies at the same time because he was moving in another business direction.

Notwithstanding Mr. Waters’ prior experience with the entities set forth above, the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities Act since the Company has conducted operating activities and has taken affirmative steps in the operation of the Company’s business activities. Specifically, on July 15, 2005, the Company entered into a Property Acquisition Agreement pursuant to which it acquired an option to purchase a 100% interest in a mineral claim. Pursuant to the agreement, all of the rights, title and interest in the mineral claim were transferred to Robert Waters, with a Trust Agreement dated December 15, 2005 for Mr. Waters holds a Free Miner License with the B.C. Mineral Titles Branch. In furtherance of its business the Company has expended $46,500 in relation to the acquisition of the mineral claim. In addition, the Company retained an independent geologist, George Nicholson, P. Geo., to carry out all of its exploration work and he is also responsible for filing geological assessment reports with the B.C. Mineral Titles Branch in respect of its exploration expenditures. In addition, unlike the entities set forth above, Mr. Waters has been the principal officer, director and shareholders since inception.

In addition, the Company should not be deemed a blank check company since it does not intend to merge with another entity and undertake a change in control. Based on the above, the Company does not believe it is a blank check company and subject to Rule 419. Please review the above and advise me accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By:___/s/ Gregg E. Jaclin________

GREGG E. JACLIN

GEJ/tf